Contact

www.linkedin.com/in/sanjay-mandava-2066aa24 (LinkedIn)

Top Skills

Investments
Equities
DCF

Sanjay Mandava

Founder & CEO at Landeed (YC S22)
San Mateo, California, United States

Experience

Landeed (YC S22)
Founder & CEO
June 2022 - Present (6 months)

Betterhalf
Angel Investor
September 2022 - Present (3 months)

Seaflight Technologies
Angel Investor
September 2022 - Present (3 months)

Abridge (YC S22)
Angel Investor
September 2022 - Present (3 months)

Maverick Bioworks
Angel Investor
September 2022 - Present (3 months)

ANQ Finance
Angel Investor
September 2022 - Present (3 months)

Notebook Labs (YC S22)
Angel Investor
September 2022 - Present (3 months)

Bunting Labs
Angel Investor
September 2022 - Present (3 months)

Raven (YC S22)
Angel Investor

September 2022 - Present (3 months)

Kamion (YC S22)
Angel Investor
September 2022 - Present (3 months)

Instant (YC S22)
Angel Investor
September 2022 - Present (3 months)

91Squarefeet (YC W22)
Angel Investor
September 2022 - Present (3 months)

Roots Studio
Angel Investor
September 2022 - Present (3 months)

GoLorry (YC W16)
6 years 6 months

Technical Advisor
May 2022 - Present (7 months)
San Mateo & India

Founder & CEO
June 2016 - August 2022 (6 years 3 months)
San Mateo & India

Magna Opera Constructions
Managing Director and Chief Investment Officer
October 2012 - March 2015 (2 years 6 months)

Small and Medium Enterprises
Corporate Strategy & Development Advisor
August 2012 - February 2014 (1 year 7 months)

Large Multi-Family Office
Trader
July 2012 - July 2012 (1 month)
Monaco

Knight Vinke Asset Management
Investment Analyst
October 2010 - March 2012 (1 year 6 months)

Panthera Solutions
Research Consultant
November 2010 - February 2012 (1 year 4 months)

Green Coast Capital, LLC
Analyst
May 2010 - July 2010 (3 months)

• Valued and analyzed portfolio companies for long / short healthcare equity fund.
• Built full blown models detailing projected income statement, cash flow statement, and balance sheets for evaluation.
• Conducted valuation analysis, including analyzing comparable companies and precedent transactions and building discounted cash flow models to approximate company value.
• Developed intermediate knowledge regarding biotech industry, especially stem cell based companies and the related regulatory processes such as the FDA requirements.

Education

Y Combinator
 · (June 2022)

Y Combinator
 · (2016)

International University of Monaco